As filed with the Securities and Exchange Commission on July 20, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

PIMCO New York Municipal Income Fund

(Name of Subject Company (Issuer))

PIMCO New York Municipal Income Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series A, Par Value $0.00001

(Title of Class of Securities)

72200T301

(CUSIP Number of Class of Securities)

Joshua D. Ratner

PIMCO New York Municipal Income Fund

1633 Broadway

New York, NY 10019

Telephone: (212) 597-1358

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$39,950,000 (a)	$4,973.78 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 1,880 shares in the offer, based upon a price of 85% of the liquidation preference of $25,000 per share (or $21,250 per share).

(b) Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Tender Offer Statement on Schedule TO is filed by PIMCO New York Municipal Income Fund, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series A (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2018 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 85% of the liquidation preference of $25,000 per share (or $21,250 per share) in cash, plus any unpaid dividends accrued through September 11, 2018, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated July 20, 2018.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Notice of Withdrawal.

(a)(5)(i)	Press Release issued on July 20, 2018.

(d)(i)	Tender Offer Agreement, dated July 18, 2018, by and among PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, Pacific Investment Management Company LLC, Wells Fargo Clearing Services, LLC, and WFC Holdings, LLC.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO New York Municipal Income Fund
By:	/s/ Peter G. Strelow

Name:	Peter G. Strelow

Title:	President

Dated as of: July 20, 2018

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated July 20, 2018.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Notice of Withdrawal.

(a)(5)(i)	Press Release issued on July 20, 2018.

(d)(i)	Tender Offer Agreement, dated July 20, 2018, by and among PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, Pacific Investment Management Company LLC, Wells Fargo Clearing Services, LLC, and WFC Holdings, LLC.